UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13(d)-2(a)

(Amendment No. 2)*

Hancock Fabrics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

409900107

(CUSIP Number)

C. Brophy Christensen, Esq.

O’Melveny & Myers LLP

2 Embarcadero Center, 28th Floor

San Francisco, CA 94111

415-984-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

LENADO CAPITAL ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	7,677,200
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	7,677,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,677,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	29.27%

14	TYPE OF REPORTING PERSON	OO, IA

1	NAMES OF REPORTING PERSONS

LENADO PARTNERS, SERIES A OF LENADO CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	3,931,190
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	3,931,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,931,190

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	16.60%

14	TYPE OF REPORTING PERSON	PN

1	NAMES OF REPORTING PERSONS

LENADO CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	4,497,590
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	4,497,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,497,590

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	18.55%

14	TYPE OF REPORTING PERSON	OO

1	NAMES OF REPORTING PERSONS

Lenado DP, Series A of Lenado DP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	566,400
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	566,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	566,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	2.57%

14	TYPE OF REPORTING PERSON	PN

1	NAMES OF REPORTING PERSONS

SPV UNO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	232,000
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	232,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	232,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.07%

14	TYPE OF REPORTING PERSON	OO

1	NAMES OF REPORTING PERSONS

SPV QUATRO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	3,179,610
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	3,179,610
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,179,610

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	13.55%

14	TYPE OF REPORTING PERSON	OO

1	NAMES OF REPORTING PERSONS

NIKOS HECHT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	7,909,200
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	7,909,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,909,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	29.89%

14	TYPE OF REPORTING PERSON	IN

This Amendment No. 2 to Schedule 13D is being filed jointly by Lenado Capital Advisors, LLC, formerly known as Sopris Capital Advisors, LLC (“Lenado Advisors”), Lenado Partners, Series A of Lenado Capital Partners, L.P., formerly known as Sopris Partners, Series A of Sopris Capital Partners, L.P. (“Lenado Partners”), Lenado Capital, LLC, formerly known as Sopris Capital, LLC (“Lenado Capital”), Lenado DP, Series A of Lenado DP, L.P., formerly known as Sopris DP, Series A of Sopris DP, L.P. (“Lenado DP”), SPV UNO, LLC (“SPV UNO”), SPV Quatro, LLC (“SPV Quatro”) and Nikos Hecht (each a “Reporting Person” and collectively, the “Reporting Persons”), to supplement and amend the Schedule 13D filed on May 30, 2008, as amended by Amendment No. 1 to Schedule 13D filed on January 12, 2011 (collectively, the “Schedule 13D”), on behalf of certain of the Reporting Persons and certain other filers as set forth therein. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Except as set forth in this Amendment No. 2 to Schedule 13D, capitalized terms defined in the Schedule 13D are used herein with their defined meaning. All references to Sopris Advisors, Sopris Partners and Sopris Capital in the Schedule 13D shall be deemed to be references to Lenado Advisors, Lenado Partners and Lenado Capital, respectively.

ITEM 2. IDENTITY AND BACKGROUND

The first three paragraphs appearing under Item 2 of the Schedule 13D are amended and restated in their entirety to read as follows:

(a-c)

This Statement on Schedule 13D is being filed jointly by Lenado Advisors, Lenado Partners, Lenado Capital, Lenado DP, SPV UNO, SPV Quatro and Nikos Hecht. The principal business office of each of Lenado Advisors, Lenado Partners, Lenado Capital, Lenado DP, SPV UNO, SPV Quatro and Mr. Hecht is 516 East Hyman Avenue, Aspen, CO 81611.

Lenado Partners is a Delaware limited partnership and a private investment partnership, investing principally in securities of distressed companies. Lenado Capital is a Delaware limited liability company, the business of which is acting as the general partner of Lenado Partners and Lenado DP. Lenado DP is a Delaware limited partnership and a private investment partnership, investing principally in securities of distressed companies. Lenado Advisors is a Delaware limited liability company, the business of which is investment management for affiliated partnerships and funds, including Lenado Partners, Lenado DP and SPV Quatro. Each of SPV UNO and SPV Quatro is a Delaware limited liability company, investing principally in securities of distressed companies. Mr. Hecht is the managing member of Lenado Advisors, SPV UNO and SPV Quatro, is the sole member of the managing member of Lenado Capital, and is engaged, through Lenado Advisors, in the business of organizing private investment partnerships and providing investment management to such partnerships and other institutional and private investors.

As the managing member of Lenado Advisors, SPV UNO and SPV Quatro, the sole member of the managing member of Lenado Capital and the owner, directly or indirectly, of a majority of the membership interests in each of Lenado Advisors, Lenado Capital, SPV UNO and SPV Quatro, Mr. Hecht may be deemed to be the controlling person of Lenado Advisors, Lenado Capital, SPV UNO and SPV Quatro and, through Lenado Capital, Lenado Partners and Lenado DP.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended and supplemented by adding the following paragraph to the end of such Item 3 of the Schedule 13D:

On November 20, 2012, Lenado Partners, Lenado DP, SPV Uno and SPV Quatro completed a warrant exchange with Hancock Fabrics, Inc. (the “Company”) whereby Lenado Partners, Lenado DP, SPV Uno and SPV Quatro exchanged warrants to purchase an aggregate of up to 3,736,400 shares of common stock of the Company (the ”Common Stock”) for new warrants to purchase an aggregate of up to 4,977,600 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)           The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,909,200 shares of Common Stock, representing approximately 29.89% of the Common Stock, allocated as follows:

Reporting Person	Number of Shares Beneficially Owned	% of Common Stock Owned1

Lenado Advisors	7,677,200	29.27%
Lenado Partners	3,931,190	16.60%
Lenado Capital	4,497,590	18.55%
Lenado DP	566,400	2.57%
SPV UNO	232,000	1.07%
SPV Quatro	3,179,610	13.55%
Nikos Hecht	7,909,200	29.89%

(b)           Each Reporting Person has the following powers to vote, direct the vote, dispose of or direct the disposition of shares of Common Stock:

		Number of Shares as to which the Reporting Person has
Reporting Person	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose of or direct the disposition of	Shared power to dispose of or direct the disposition of

Lenado Advisors	0	7,677,200	0	7,677,200
Lenado Partners	0	3,931,190	0	3,931,190
Lenado Capital	0	4,497,590	0	4,497,590
Lenado DP	0	566,400	0	566,400
SPV UNO	0	232,000	0	232,000
SPV Quatro	0	3,179,610	0	3,179,610
Nikos Hecht	0	7,909,200	0	7,909,200

1 The percentage ownership of each Reporting Person, determined in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934 has been calculated by dividing (i) the sum of the aggregate number of outstanding shares of Common Stock beneficially owned by such Reporting Person and the number of shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock beneficially owned by such Reporting Person by (ii) the sum of the 21,481,488 shares of Common Stock reported by the Company to be outstanding pursuant to its Report on Form 10-Q for the quarterly period ended July 28, 2012, and the number of shares of Common Stock issuable upon exercise of the warrants to purchase shares of Common Stock beneficially owned by such Reporting Person.

Of the shares reported as beneficially owned in this Schedule 13D, 3,931,190 shares are owned directly by Lenado Partners, 566,400 shares are owned directly by Lenado DP, 232,000 shares are owned directly by SPV UNO and 3,179,610 shares are directly owned by SPV Quatro.

Lenado Capital is the general partner of Lenado Partners and Lenado DP and, as such, may be deemed to share beneficial ownership of the shares of Common Stock owned directly by such parties. Mr. Hecht is the managing member of Lenado Advisors and the sole member of the managing member of Lenado Capital. As the managing member of SVP UNO, SPV Quatro and Lenado Advisors, the sole member of the managing member of Lenado Capital, and the owner, directly or indirectly, of a majority of the membership interests in each of SPV UNO, SPV Quatro, Lenado Capital and Lenado Advisors, Mr. Hecht may be deemed to be the controlling person of SPV UNO, SPV Quatro, Lenado Capital and Lenado Advisors, and through Lenado Capital, Lenado Partners and Lenado DP. Lenado Advisors, as investment manager for Lenado Partners, Lenado DP and SPV Quatro, has discretionary investment authority over the Common Stock held by Lenado Partners, Lenado DP and SPV Quatro, as applicable. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Lenado Partners, Lenado DP, SPV UNO, and SPV Quatro.

(c)           Except as described in Item 3, no transactions with respect to the shares of Common Stock were effected during the past sixty (60) days by any of the Reporting Persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented by adding the following exhibit:

Exhibit 13          Amended and Restated Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 27, 2012

LENADO CAPITAL ADVISORS, LLC

By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Managing Member

LENADO PARTNERS, SERIES A OF LENADO CAPITAL PARTNERS, L.P.

By:	LENADO CAPITAL, LLC
Its general partner

By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Sole Member of the Managing Member

LENADO CAPITAL, LLC

By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Sole Member of the Managing Member

SPV UNO, LLC

By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Managing Member

SPV QUATRO, LLC

By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Managing Member

LENADO DP, SERIES A OF LENADO DP, L.P.

By:	Lenado Capital LLC
Its general partner

By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Managing Member

/s/ Nikos Hecht
Nikos Hecht